Exhibit 99.1

Earlyworks Co., Ltd. Announces Closing of Initial Public Offering

Tokyo, July 27, 2023 (GLOBE NEWSWIRE) — Earlyworks Co., Ltd. (Nasdaq: ELWS) (the “Company” or “Earlyworks”), a Japanese company operating its proprietary private blockchain technology, Grid Ledger System (“GLS”), today announced the closing of its initial public offering (the “Offering”) of 1,200,000 American Depositary Shares (“ADSs”) at a public offering price of US$5.00 per ADS. Each ADS represents one ordinary share of the Company. The ADSs began trading on the Nasdaq Capital Market on July 25, 2023 under the ticker symbol “ELWS.”

The Company received aggregate gross proceeds of US$6.00 million from the Offering, before deducting underwriting discounts and other related expenses. In addition, the Company has granted the underwriters a 45-day option from the closing of the Offering to purchase up to an additional 180,000 ADSs at the public offering price, less underwriting discounts.

Proceeds from the Offering will be used for investment in the research and development of GLS and GLS-System Development Kit (“SDK”), the recruitment of global talents, the strengthening of internal corporate governance systems and the investment in businesses engaged in the development of blockchain-based products and services.

The Offering was conducted on a firm commitment basis. US Tiger Securities, Inc. acted as the underwriter for the Offering. Hunter Taubman Fischer & Li LLC acted as U.S. counsel to the Company, and VCL Law LLP acted as U.S. counsel to US Tiger Securities, Inc. in connection with the Offering.

A registration statement on Form F-1 relating to the Offering was filed with the U.S. Securities and Exchange Commission (the “SEC”) (File Number: 333-269068), as amended, and was declared effective by the SEC on July 24, 2023. The Offering was made only by means of a prospectus, forming a part of the registration statement. Copies of the final prospectus relating to the Offering may be obtained from US Tiger Securities, Inc. by email at Project_earlyworks@ustigersecurities.com, by standard mail to US Tiger Securities, Inc., 437 Madison Avenue, 27th Floor, New York, NY 10022 USA, or by telephone at +1 646-978-5188. In addition, copies of the final prospectus relating to the Offering may be obtained via the SEC’s website at www.sec.gov.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Earlyworks Co., Ltd.

Earlyworks Co., Ltd. is a Japanese company operating its proprietary private blockchain technology, GLS, to leverage blockchain technology in various applications in wide range of industries. GLS is a hybrid blockchain that combines the technical advantages of blockchain and database technology. GLS features high-speed processing, which reaches 0.016 seconds/one transaction, tamper-resistance, security, and reliability capacities, with multiple verified applicable domains including real estate, advertisement, telecommunication, metaverse, and financial services. The Company aims to increase the number of use cases of GLS and offer a general-purpose SDK for external engineers to improve GLS. The Company’s mission is to keep updating GLS and make it an infrastructure in the coming Web3/metaverse-like data society. For more information, please visit the Company’s website: https://ir.e-arly.works/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or other similar expressions in this prospectus. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Earlyworks Co., Ltd.

Investor Relations Department

Email: ir@e-arly.works

Ascent Investors Relations LLC

Tina Xiao

Phone: +1 917-609-0333

Email: tina.xiao@ascent-ir.com